THE DREYFUS/LAUREL FUNDS TRUST
Dreyfus Premier Limited Term High Income Fund (the "Fund")

Exhibit 2
Sub-Item 77C


MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

	A Special Meeting of Shareholders of the
Fund, a series of The Dreyfus/Laurel Funds Trust was held on December 18, 2002. Out of a total of 60,213,650.007 shares ("Shares") entitled to vote at the meeting, a total of 30,167,741.312 were represented at the Meeting, in person or by proxy.
	The following matter was duly approved by the holders of the Fund's outstanding Shares as follows:

The Fund shall change its investment objective from providing high current income to maximizing total return, consisting of capital appreciation and current income.


Affirmative Votes			Negative Votes

25,267,526.602			2,661,401.451



120(2).77C